UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-23329

CUSIP NUMBER: 159765106

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Charles & Colvard, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable
170 Southport Drive
Address of Principal Executive Office (Street and Number)

Morrisville, NC 27560
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Charles & Colvard, Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended June 30, 2025 (the “Form 10-K”). The Company was unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense because it requires additional time to complete procedures relating to its year-end financial statement and auditing processes. Ongoing litigation and shareholder activism requiring the Company to hold its annual meeting of shareholders prior to completion of the audit diverted valuable Company resources and management time, contributing to the delay. While the Company intends to file the Form 10-K as soon as practicable, the Company does not anticipate being able to file its Form 10-K within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Based on the currently available information, and consistent with the Company’s disclosure in its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2024, and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, the Company expects to disclose in its Form 10-K, that (1) certain material weaknesses exist in internal controls over financial reporting, and (2) certain factors raise substantial doubt about the Company’s ability to continue as a going concern. In response to this and the continued challenging economic environment, the Company continues to reduce spend across the board in order to stabilize and right-size its business as noted below in Part IV (3) with the decrease in total operating expense expected to be approximately 35% for fiscal year ended June 30, 2025 compared to the prior year. The Company has implemented a cost reduction strategy that includes a decrease in headcount and related payroll, executive salary reductions, reevaluation of its supplier base, and inventory repurposing – all through the fiscal year ended June 30, 2025, and in the quarter ended September 30, 2025. In addition, the Company, as part of its cash raising efforts, has liquidated certain of its inventory during the fiscal year ended June 30, 2025, particularly to pay off the Wolfspeed, Inc. settlement payment required in February 2025 totaling $2.3 million. The Company expects to report an approximately 37% decrease in its net loss for the fiscal year ended June 30, 2025 vs the prior year as noted below in Part IV (3).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clint J. Pete	(919)	468-0399
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consistent with the Company’s results for the first, second and third quarters of the fiscal year ended June 30, 2025, the Company expects to report that total operating expense decreased by approximately 35% to approximately $12.8 million for the fiscal year ended June 30, 2025 compared to total operating expense of $19.8 million for the fiscal year ended June 30, 2024.

Consistent with the Company’s results for the first, second and third quarters of the fiscal year ended June 30, 2025, the Company expects to report net sales decreased by approximately 26% to approximately $16.3 million for the fiscal year ended June 30, 2025 compared to net sales of $22 million for the fiscal year ended June 30, 2024.

Consistent with the Company’s results for the first, second and third quarters of the fiscal year ended June 30, 2025, the Company expects to report that net loss decreased by approximately 37% to approximately $9.1 million for the fiscal year ended June 30, 2025 compared to net loss of $14.4 million reported for the year ended June 30, 2024. The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles. While the Company does not expect any significant changes to the estimates, such estimates remain subject to change pending the completion of the year-end financial statement review and audit.

Forward-Looking Statements

This filing contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “plan,” “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Charles & Colvard, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2025	By:	/s/ Clint J. Pete
	Name:	Clint J. Pete
	Title:	Chief Financial Officer